June 18, 2009

Via EDGAR
Ms. Pamela Long
Assistant Director
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	OmniReliant Holdings, Inc. (the “Company”) Pre-effective Amendment No. 1 to Registration Statement on Form S-4 Filed May 7, 2009 File No. 333-157256

Dear Ms. Long:

We have reviewed the comments contained in your letter dated May 22, 2009 and submit the following responses:

General

1.
Refer to prior comments 46 and 75. As noted previously, one purpose of the special meeting includes procedural matters such as adjournment for the purpose of soliciting additional proxies. For example, refer to pages 2, 14, 79, and 80. If you intend to use shareholder votes in order to adjourn the meeting to solicit additional proxies, please note that we do not consider this to be a matter incident to the conduct of the meeting over which the proxy holders can exercise discretionary authority under Rule 14a-4(c)(7). As such, you would have to ensure that the form of proxy identifies the matter of adjournment as a separate matter to be acted upon, with an opportunity for the person solicited to specify by boxes a choice between approval or disapproval of a abstention to the matter of adjournment. See Rule 14a-4 of Schedule 14A. You would have to include also appropriate disclosure about this matter to be voted upon in your proxy statement/prospectus. Please comply with the previously issued comments. Allow us sufficient time to review the preliminary form of proxy before requesting acceleration of the registration statement's effectiveness.

Answer:

The Company has revised the Registration Statement to include only the approval of the Merger as a matter to be voted upon.  The Company does not intend to use shareholder vote in order to adjourn the meeting and has deleted such references.

2.	Please ensure that the financial statements and corresponding financial information, including the pro forma financial information, comply with Article 8-08 of Regulation S-X.

Answer:

The Company has revised the Registration Statement to ensure that the financial statements and corresponding financial information, including the pro forma financial information, comply with Article 8-08 of Regulation S-X

3.	Please ensure that you update the registration statement throughout to provide the most recent available information. For example:

•	Refer to prior comments I and 40. In the section entitled "Market for Common Equity and Related Stockholder Matters" on page 55, please update the tabular data to the end of the most recent quarter.

•	Refer to prior comment 1. In the section entitled "Employees" on page 55, update the disclosure as of the most recent practicable date.

•	In MD&A, update the disclosures as of the date of the latest financial statements included in the filing.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

4.
The Form 8-K you filed on April 29, 2009 indicates that you purchased 50% of Strathmore's issued and outstanding common stock for $1 million. Items 9.01(a) and (b) of the Form 8-K indicate that you will file audited financial statements and pro forma financial statements within 71 days of May 5, 2009. Please tell us what consideration you gave as to whether the audited financial statements and corresponding pro forma financial information need to be provided in the Form S-4. In this regard, tell us whether the acquired entity exceeds any of the conditions of significance pursuant to Rule 1-02 of Regulation S-X at the 50 percent level. Refer to Rule 3-05(b)(4)(i) of Regulation S-X. Please also disclose the terms of this transaction, including how you intend to account for this entity.

Answer:

Upon further review, the Form 8-K filed on May 5, 2009, disclosing certain events occurring on April 29, 2009, was amended on May 28, 2009 to indicate that the Company determined it was not required to file financial statements pursuant to Item 9.01 (a) and (b).

5.
Please include all of the information required by Part D of form S-4. You should include information required by Item 6 of Schedule 14A, regarding voting securities and principal holders thereof, for both OmniReliant and Abazias, as required by Item 18(a)(5)(ii). You should also include the information required by Item 18(a)(7) of the Form regarding each person who will serve as a director or officer of OmniReliant, including Item 401, 402 and 404 information.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment in order to include the information required by Part D of Form S-4.

Registration Statement's Facing Page

6.	Refer to prior comment 4. As requested previously, include the zip code of OmniReliant's principal executive offices as required by Form S-4.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

Calculation of Registration Fee Table, page 1

7.	Please specify that you are registering shares of Series E Preferred Stock, rather than "preferred stock" in the fee table and footnotes thereto.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment

8.
Footnote (2) indicates that an additional 13,001,000 shares of common stock are being registered to account for any adjustment to the preferred stock under the Series E preferred stock certificate of designations. Note that you may only register a good faith estimate of the number of shares that may be issued pursuant to a conversion formula. Please tell us supplementally OmniReliant's basis for registering this number of additional shares. Also confirm your understanding that if the Series E Preferred shares are converted in to a greater number of shares of common stock than your good faith estimate, you will file a new registration statement for those shares, as Rule 416 would not apply to additional shares issuable as a result of a conversion formula.

Answer:

The Company understands that it may only register a good faith estimate of the number of shares that may be issued pursuant to a conversion formula.  Based on the volatility of the market over the past calendar year, a year in which the Company’s common stock has traded at a high of $1.80 and a low of $0.35, the Company has hypothesized that $0.50 may be a realistic stock price and as such, registering 26,002,000 shares of  Common Stock provides a good faith number for having adequate shares registered to complete the merger. The Company understands that that if the Series E Preferred shares are converted in to a greater number of shares of common stock than our good faith estimate, we will file a new registration statement for those shares, as Rule 416 would not apply to additional shares issuable as a result of a conversion formula.

Outside Front Cover Page of Proxy Statement/Prospectus, page 2

9.
Please revise the letter to shareholders of Abazias to include all of the information that Item 501 of Regulation S-K requires for a prospectus. Because this is a joint proxy statement-prospectus, the letter to shareholders also serves as the prospectus cover page, and must therefore include all of the information that Item 501 requires, including, for example, the name of the issuer.

Answer:

The Company has revised the letter to shareholders of Abazias to include all of the information that Item 501 of Regulation S-K requires for a prospectus in accordance with the Commission’s comment.

10.
We note your statement, here and elsewhere in your document, that the exchange ratio is fixed. However, your statement that you will issue the OmniReliant shares on a pro rata basis in exchange for the Abazias shares suggests that it is the total consideration, not the exchange ratio,  that is fixed. Please revise your cover page and other disclosures elsewhere in the document to clarify this. For example, we note disclosure under the risk factor on page 48 entitled "Because the market price of OmniReliant common stock will fluctuate ..." states that the "per share amount is fixed." In addition, if the exchange ratio (on a per share basis) is in fact fixed, please disclose the ratio. If the ratio is unknown at this time, please make that clear and provide an illustrative example of the exchange ratio' as of the most recent practicable date.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment to clarify that the pro rata ratio is not fixed and we have provided an illustration to further clarify this point.

11.
You state that 13,001,000 shares of OmniReliant will be exchanged on a pro rata basis. Please reconcile this disclosure with your response to prior comment 6, which states that the exchange ratio is based on 13 million shares only, with the extra 1,000 shares being registered as consideration for fractional shares to round up each holder's interest to a whole number of shares.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.  While 13,001,000 shares of OmniReliant will be registered, only 13,000,000 will be exchanged on a pro rata basis with the 1,000 additional shares being registered as consideration for fractional shares to round up each holder’s interest to a whole number of shares.

12.
Refer to prior comments 7, 67, and 68. Disclosures on pages 24 and 28 indicate that although the Series E preferred stock is initially convertible into common stock on a one for one basis, this conversion rate is subject to a one time adjustment on the closing date of the Abazias purchase where the conversion price is adjusted downward on a pro rata basis for common market values below $1.20, subject to a floor of $0.50. Revise the outside front cover page and elsewhere in the proxy statement/prospectus, including the "Q: What will Abazias' stockholders receive in the merger?" on page 11 and the risk factor "Because the market price of OmniReliant common stock will fluctuate..." on page 48, to make clear the adjustment feature and also the contingent element that comprise the merger consideration. Further, provide appropriate cross references throughout the proxy statement/prospectus to the tabular presentation on page 26.

Answer:

The Company has revised the outside front cover and elsewhere in the proxy in accordance with the Commission’s comment.

Prospectus Summary, page 9

13.
Update the disclosure to included OmniReliant's Form 10-Q for the quarter ended March 31, 2009 and Abazias' Form 10-K for the year ended December 31, 2008 and Form 10-Q for the quarter ended March 31, 2009.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment to update the disclosures from OmniReliant's Form 10-Q for the quarter ended March 31, 2009 and Abazias' Form 10-K for the year ended December 31, 2008 and Form 10-Q for the quarter ended March 31, 2009.

Q: Are there any stockholders already committed to vote...?  page 13: Voting by Abazias Directors and Executive Officers, page 80

14.
We note your response to prior comment 9, including disclosure which now states that the directors and officers of Abazias have agreed to vote in favor of the merger, but that there are no formal voting agreements. Please clarify if you mean instead that they have indicated their intention to vote in favor of the merger. If the company does not have an enforceable agreement with these parties to ensure their vote, please avoid any implication that this may be the case. Otherwise, as requested, please file any written agreement or summary of an oral agreement as an exhibit to the registration statement. See Question 14&04 finder Regulation S-Kin our "Compliance and Disclosure Interpretations" that are available on the Commission's website at http://www.sec.gov.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment and filed Support Agreements with Jesus Diaz and Oscar Rodriguez as exhibits 10.8 and 10.9, respectively, to the Registration Statement.

Pro Forma Financial Statements

Notes to the Unaudited Condensed Consolidated Pro Forma Financial Information

Note 1. Pro Forma Transaction and Basis of Presentation, page 24

15.	We note your response to prior comment 16. In a similar manner to your response, please; disclose what will happen to all outstanding options and warrants of Abazias prior to the merger.

Answer:

We have revised Note 2 to provide this information.  The additional disclosure is located in a searate paragraph at the end of Note 2.

16.
We remind you that Rule 11-02(b)(6) of Regulation S-X states that pro forma adjustments related to the pro forma statements of operations shall be computed assuming, the transaction was consummated at the beginning of the fiscal year presented. Your disclosures indicate that for purposes of arriving at the pro forma statement of operations for the six months ended December 31, 2008 you assumed that the transactions occurred on July 1, 2008. In this regard, please revise, as necessary, to assume the transactions occur[r]ed on July 1, 2007, which is the beginning of the fiscal year presented. Please also revise the note to adjustment (m) related to the consulting contract executed by Abazias.

Answer:

We have revised the introductory paragraph in Note 1 to state that the pro forma statement of operations information assumes that the purchase occurred as of July 1, 2007 for both the nine-month period and the annual period presented.

We have also revised the pro forma statement of operations for the nine-months ended March 31, 2009 and Note 6(m) (changed from 5(m) in this amendment) to reflect the charges associated with the consulting agreement consistent with the requirement of Rule 11(b)(6).

17.
We note your response to prior comment 24. You have recorded net losses for each of the two fiscal years ended June 30, 2008 and Abazias has recorded net losses for each of the two years ended December 31, 2008. In light of this, please disclose how you determined you will realize the deferred tax asset that you recorded related to Abazias net-operating loss carryforward in adjustment (f). Please also disclose why there are no income tax amounts recorded on your pro forma statements of operations„ especially given your pro forma net income for the six months ended December 31, 2008.

Answer:

We have revised our pro forma accounting for income taxes in the amendment and have added new Note 5 Income Tax Considerations to the footnotes to clarify the accounting approaches taken. We believe that the information in this footnote is responsive to the above question.

Our further consideration of SFAS 109 gave rise to a revision to our accounting for the income tax consequences of the purchase. In SFAS 109.266, it appears that the FASB requires evaluation of combined future tax effects of the purchase and when the acquirer’s valuation allowance changes as a result of the combination, that change is reflected in the purchase allocation. This was clarified to us by reference to Ernst & Young’s publication Accounting for Income Taxes, as follows.

Section T1106.2: “In some business combinations, the acquirer has cumulative losses or other negative evidence, which resulted in a valuation allowance on its deferred tax assets (including net operating losses) immediately prior to the acquisition, and deferred tax liabilities arise in the business combination that are available to offset the reversal of the acquirer’s pre-existing deferred tax assets. As a result of the business combination, the acquiring company determines their pre-existing deferred tax assets are more-likely-than not to be realized by the combined enterprise and the valuation allowance should be reduced or eliminated. FAS 109.266 requires the reduction in the acquiring company’s valuation allowance be accounted for as part of the business combination. Therefore, the reduction in the acquiring company’s valuation allowance impacts the purchase price allocation.”

As a result of our analysis, which is provided in our New Note 5, we concluded that our pre-existing valuation allowances could be fully reversed if the purchase occurred on July 1, 2007, and partially reversed thereafter. Our basis for reversal is that the presence of the deferred tax liabilities (arising directly from the purchase) provides sufficient evidence of future income to meet the more-likely-than-not standard in SFAS 109.

As to your last request in the comment, we did not record income taxes during the December 2008 year to date period because derivative income is a permanent difference between financial and taxable income. When we treat derivative income as such, we incurred a tax loss for the period. In addition, we have a net tax loss for the nine-months ended March 31, 2009.

Note 2. Purchase Accounting. Page 26

Purchase Price, page 28

18.
It remains unclear how you arrived at the anti-dilution protection amounts to be included in the determination of the fair value of the Series E preferred shares. Please clearly show the calculations used to arrive at these amounts.

Answer:

The volume of information and schedules underlying these calculations are extensive and complex. Given the relatively low contribution to the total value of the Series E preferred stock, we would like to forego including the computations as you requested. However, we have reconsidered the description of this technique and process and revised it for additional clarity. Please see Note 2 to the pro forma information in our amended filing.

Note 3. Accounting for Series E Preferred Stock. page 30

19.	Please supplementally provide us the calculations to show how you arrived at the adjusted conversion price and corresponding beneficial conversion feature amounts pursuant to EITF 98-5 and EITF 00-27.

Answer:

The adjusted conversion prices in the table do not represent “effective conversion prices” provided for in EITF 98-5 and EITF 00-27. Rather, they represent the conversion prices resulting from the one-time adjustment at the closing date of our purchase, and under the five scenarios presented.

The conversion price upon closing will be $1.00 (or one common share for one Series E Preferred share) provided that our trading stock price is greater than or equal to $1.20. If our trading market is less than $1.20, it is adjusted on a pro-rata basis to the lower amount, with a floor of $0.50. The formula necessary to arrive at the adjusted conversion price is the trading market price divided by $1.20, as follows:

Scenario 1—$0.50/$1.20=$0.41 (However, the floor is $0.50)
Scenario 2—$0.75/$1.20=$0.63
Scenario 3—$1.01/$1.20=$0.84
Scenario 4—$1.25 (No adjustment since the market price scenario exceeds $1.20)
Scenario 5—$1.50 (No adjustment since the market price scenario exceeds $1.20)

Note 5. Pro Forma Adjustments — Abazias Acquisition, page 33

20.
For adjustment (g), you concluded that no accretion of discount arising from the allocation of value to the beneficial conversion feature is warranted because the series E preferred stock is not redeemable under any circumstances. Please supplementally tell us what consideration you gave to Issue 6 of EITF 00-27 in determining how to account for the accretion of the discount on a. prospective basis related to the beneficial conversion feature. If necessary, please revise your disclosure to discuss your accounting on a prospective basis as well as explain that you are not including a pro forma adjustment as it is a nonrecurring item.

Answer:

We have reconsidered our previous conclusions related to Issue No. 6 of EITF 00-27. Previously, we concluded that the context in EITF D-98 was available for consideration, as referred to in paragraph 20(b) of EITF 00-27. However, it appears that particular paragraph is applicable to “redeemable” preferred stock, which the Series E is not. Accordingly, we have revised our pro forma financial statements in the amended filing to reflect the accretion of the preferred stock in accordance with Issue No. 6 of EITF 00-27.

Note 6. Series F Convertible Preferred Stock and Warrant Financing, page 37

21.
Your disclosures indicate that the investor and placement agent warrants provide for their redemption for cash or other assets only in the event of a fundamental transaction involving either (i) a'merger or consolidation, (ii) a sale of all or substantially all assets, (iii) a tender offer is completed, or (iv) a reclassification of the common stock or any compulsory sharp exchange pursuant to which the common stock is effectively converted into or exchanged for other securities, cash, or property. Your disclosures indicate that you determined N,7 aS 150 was applicable inn accounting for these warrants whereas your disclosures on page 40 indicate that you accounted for these pursuant to SFAS 133. Please revise your disclosures as necessary. Please supplementally tell us how you determined whether these warrants should be accounted for pursuant to SFAS 150 or SFAS 133. Please correspondingly address what consideration you gave to paragraph 29 of SFAS 128 and EITF Topic D-72 in determining how to treat these warrants for purposes of calculating diluted earnings per share.

Answer:

We have removed the Series F financing from the pro forma financial information, since it is now included in our historical financial information as of March 31, 2009. We believe that we have addressed the discrepancy between application of SFAS 150 and SFAS 133 in our historical financial statements as of and for the nine-months ended March 31, 2009 included in the amended filing and in our Form 10-Q. In summary:

Previous sentence on page 40 of Amendment No. 1: “The initial allocation provides for basis allocated first to the derivative warrants, since they are required to be initially recorded at fair value, and the residual to the Series F Convertible Preferred Stock.”

Disclosure in our Form 10-Q and the historical financials in the current amendment: “The gross proceeds were allocated to the Series F Convertible Preferred and Investor Warrants, first to the fair value of the Investor warrants, because they required liability classification on the inception date, and the residual to the Series F Convertible Preferred.”

As to your supplemental request, we classified the warrants as liabilities pursuant to SFAS 150, and the interpretation of SFAS 150 in FSP 150-1. In FSP FAS150-1, the Financial Accounting Standards Board clarified its view related to the classification of freestanding contracts that are composed of more than one option (e.g. a puttable warrant). The FSP provides that under paragraph SFAS 150.11, if a freestanding instrument is composed of a written call option and a written put option, the existence of the written call option does not affect the classification. As a result, a puttable warrant is a liability under paragraph SFAS150.11, because it embodies an obligation indexed to an obligation to repurchase the issuer's shares and may require a transfer of assets. The warrants issued in the financing transaction are call options that include a written put. Such put is embodied as a “fundamental transaction provision.” That is, in a transaction involving the consolidation or merger of the Company, the holder may put the warrants to the Company for assets similar to those that the common holders in such transaction would receive. Since the warrant embodies both a call and a put, in accordance with FSP FAS150-1, the call is ignored. Under SFAS150.11, written put options do not constitute equity and are required to be recorded in liabilities. Accordingly, we concluded that the warrants require liability classification.

We have reconsidered our accounting and reporting for EPS under SFAS 128.29 and EITF D-72. Generally, it appears that when a contract is reported as an asset or liability for accounting purposes, the EPS numerator requires an adjustment for changes in income (loss) associated with the contract. That is, the numerator to be adjusted for derivative income (loss).

We have revised Note 7 (previously Note 6 in the previous filing) to the pro forma financial information to reflect an adjustment for derivative income and expense arising from equity-linked contracts (i.e. the warrants). Our updated financial statements for the nine-months ended March 31, 2009 reflect a loss both before and after the adjustment to the numerator called for in EITF D-72. Therefore, the effect is anti-dilutive in the amended filing.

22.
Please clearly disclose how you arrived at the fair value of each component of the series F preferred stock on page 38. Please disclose the estimates and assumptions to arrive at these amounts. Please also clearly disclose whether the preferred stock is currently redeemable and the corresponding redemption amount. Please also disclose whether the redemption amount changes.

Answer:

Similar to our response to your comment No 18, the volume of information and schedules underlying these calculations are extensive and complex. Given the relatively low contribution to the total value of the Series E preferred stock, we would like to forego including the computations as you requested. However, we have reconsidered the description of this technique and process and revised it for additional clarity. Please see Note 2 to the pro forma information in our amended filing.

We have provided additional disclosure in the notes to our historical financial statements at and for the nine-months ended March 31, 2009 related to the redemption features of the Series F preferred stock.

23.
We remind you that paragraph 18 of EITF Topic D-98 states that increases or decreases in the carrying amount of a redeemable security other than common stock should be treated in the same manner as dividends on nonredeemable stock and should be effected by charges against retained earnings or, in the absence of retained earnings, by charges against paid-in capital. Given your stockholders' deficiency, please advise or revise adjustment (4) related to the deemed dividend.

Answer:

We have reflected the accretion of the Series F Preferred as a charge to paid-in capital in the historical financial statements at and for the nine-months ended March 31, 2009 that are included in the amended registration statement. We have also reflected the accretion on the Series E Preferred, that arose from our response to your Comment No. 20, properly in paid-in capital in the pro forma financial statements.

We filed our quarterly report on Form 10-Q, for the nine-month period ended March 31, 2009, on May 22, 2009, before we read your comment. We will revise the classification of the accretion on the Series F Preferred Stock in our future filings.

Comparative Historical and Pro Forma Financial Information and Per Share Data page 42

24.
We note your response to prior comment 25. Please disclose what the equivalent pro forma per share amounts represent as well as the assumptions used in arriving at this amount. For example, you should clearly disclose the market price scenario that you assumed. In a similar manner to your disclosures in the pro forma financial information, please also consider disclosing the equivalent pro forma per share amounts assuming different market price scenarios. Please correspondingly revise your disclosures on page 10.

Answer:

Please see our revised disclosures in the amended registration statement.

25.
Please ensure that all of the amounts reported in the pro forma information column are the same as reported in your pro forma financial statements. For example, the pro forma stockholders deficiency as of December 31, 2008 on page 42 does not agree to the amount reported on the pro forma balance sheet on page 21. Please revise as necessary. Please correspondingly revise any amounts on page 10 in your comparative per common share data.

Answer:

Please see our revised disclosures in the amended registration statement.

26.
Please add a footnote to the equivalent pro forma information to state, if true, that the Series E preferred stock being given to Abazias shareholders does not participate with your common stock shareholders unless they convert their Series E Preferred Stock to common stock. Thus, for purposes of calculating income (loss) per equivalent common share, you have only presented diluted EPS amounts and not basic EPS amounts. Please correspondingly revise your disclosures on page 10.

Answer:

Please see our revised disclosures in the amended registration statement.

27.	Please remove the pro forma and equivalent pro forma balance sheet and book value information presented as of June 30, 2008. Please correspondingly revise your presentation on page 10.

 Answer:

We have removed the information.

28.
Please present pro forma book value per common share and equivalent pro forma book value per common share amounts under both scenarios on pages 10 and 4.2. The first scenario should only give effect to the Abazias purchase. The second scenario should give effect to the Abazias purchase and the Series F preferred stock financing.

Answer:

The Series F preferred financing is now reflected in our historical financial statements at and for the nine months ended March 31, 2009.

29.
Given that you and Abazias, Inc. have different year ends, please clearly disclose how you arrived at the amounts included in the historical information columns for Abazias Inc. You should disclose how you arrived at the amounts for the six months ended December 31, 2008 and the year ended June 30, 2008.

Answer:

Please see our revised disclosures in the amended registration statement.

Our business may be affected by changes in our business relationships.... page 44

30.
Refer to prior comment 26. This risk factor discussion continues to be generic and also vague. As requested previously, focus on aspects of the risk that are specific to OmniReliant and explain how the aspects affect the risk.

Answer:

The Company has reviewed the risk factor that is the subject of this comment and concluded that it does not address a material risk.  As such we have deleted the risk factor from the Registration Statement.

There are a large number of shares underlying our Series C and Series D Convertible Preferred Stock and Warrants.... page 45

31.
Refer to prior comment 28. As requested previously, revise this risk factor to present concise disclosure of the risk first, including the total number of shares underlying that may be available for future sale. Remove disclosure that does not help investors to understand the risk you are trying to present. The disclosure obfuscates the total number of shares that may be available for future sale. As requested previously, consider presenting data included in this risk factor in tabular format so that it is easier for investors to read and understand.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment and presented the data in tabular format.

32.	Refer to prior comment 29. Please clarify for us how you responded to this comment, as we did not see that you provided quantified information or explained that the information is not known.

Answer:

The Company has reviewed the risk factor that is the subject of this comment and concluded that the amounts at risk if the merger is not completed are not material.  As such we have deleted the risk factor from the Registration Statement.

The rights of Abazias' stockholders who become OmniReliant stockholders in the merger.... page 48

33.
Refer to prior comment 30. If there are material differences between the current rights of Abazias' stockholders as compared to the rights that they will have as OmniReliant stockholders, you should state this unequivocally, rather than state that there "may be" material differences. Please also revise the risk factor "The trading price of shares of OmniReliant common stock after the merger..." on page 48 to specify what different factors will affect the trading price of OmniReliant common stock after the merger.

Answer:

The Company has reviewed the risk factor that is the subject of this comment and concluded that there are not material differences between the current rights of Abazias' stockholders as compared to the rights that they will have as OmniReliant stockholders.  As such we have deleted the risk factor from the Registration Statement.

If we fail to remain current on our reporting requirements.... page 49

34.	Refer to prior comment 31. We assume that the phrase "While we do not expect to stay current" is inadvertent. Please revise or advise.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment and corrected the inadvertent statement.

OmniReliant is currently a penny stock issuer.... page 49

35.
Refer to prior comment 33. Since OmniReliant is a penny stock issuer, please state unambiguously in the risk factor's caption or heading that OmniReliant "is" rather than "may be" subject to penny stock rules. Please also state unambiguously that since OmniReliant "is" a penny stock issuer, OmniReliant will not have the benefit of the safe harbor protection.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment to indicate clearly that OmniReliant is a penny stock issuer.

Marketing and Distribution. page 53

36.
Refer to prior comment 37. Disclosure in the first paragraph states that the KRH licensing agreement is "annexed" to the Form 8-K filed on November 29, 2006. If the KRH licensing agreement is filed as an exhibit to the Form 8-K, so indicate. Further, revise the registration statement's exhibit index to make clear that you are incorporating by reference exhibit 10.3. Lastly, remove the statement that the agreement is incorporated "herein" by reference. Rule 411(a) permits incorporation by reference in to a prospectus only where required or permitted by the form. Instead, you should ensure that you discuss all material provisions of this agreement in the prospectus, including but not limited to, the duration of the agreement, guaranteed minimum royalties, sales royalties and termination rights.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

Responze TV Loan Agreement. page 54

37.	As appropriate, continue to update the disclosure concerning the status of the lawsuit pending in the Supreme Court State of New York, County of New York.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s Comment to reflect the new return date for the motion to dismiss of July 7, 2009.

Net Loss. page 59

38.	Clarify that the net loss amounted to $(15,403,790) for the year ended June 30, 2008 and $(39,567,693) for the period from inception to June 30, 2008. We note the disclosure on page 18.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

Revenue recognition. page 78

39.	Refer to prior comment 45. As noted previously, the meaning of the phrase "and even at any time we're aware" in the fifth sentence under (b) is unclear. Please revise.

Answer:

The Company has revised the Registration Statement and removed the confusing phrase to clarify in accordance with the Commission’s comment.

Background of the Merger. page 82

40.
Refer to prior comment 51. In the fourteenth paragraph, summarize the oral analysis of any material financial projections for Abazias that were communicated to OmniReliant during this meeting or otherwise.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

41.
In the fifteenth paragraph, describe the additional information that OmniReliant and Abazias requested and received from each other. Note that the sixteenth .paragraph is repetitive of the fifteenth paragraph. Please revise.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

42.	In the twenty-fourth paragraph, describe the nature of the information about OmniReliant provided to Abazias on August 14, 2008.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

43.
Refer to prior comment 54. Clarify whether the amendment to the securities purchase agreement referred to in paragraphs forty-two and forty-three is the same amendment to the securities purchase agreement that is discussed in paragraph forty-one.

Answer:

The Company has revised the Registration Statement to reflect that the securities purchase agreement referred to in paragraphs forty-two and forty-three is the same amendment to the securities purchase agreement that is discussed in paragraph forty-one.

44.
This section should include some discussion about the parties’ decision to replace the securities purchase agreement with the merger agreement. You should also explain how the parties arrived at the amount of consideration to be paid to Abazias shareholders in the merger.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

Abazias' Reasons for the Merger, page 85

45.
Refer to prior comment 55. The list of factors considered by Abazias's board in the revised disclosure on pages 85 through 88 does not inform investors of haw each item impacted the decision of Abazias' board of directors to approve the merger and to recommend that Abazias' shareholders vote to adopt the merger agreement. Please revise this disclosure to discuss each of these factors in reasonable detail, so that investors better understand why the board thought they supported or detracted from the advisability of the transaction.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

Interests of Executive Officers and Directors in the Merger, page 89

46.
 As requested in prior comment 59, please quantify all of the interests that each officer and director has in the transaction  individually, including Abazias’ shares of common stock to be exchanged for shares of  OmniReliant's preferred stock. We note that disclosure on page 90 indicates that Mr. Oscar Rodriguez is the beneficial owner of 1,125,000 shares of common stock of Abazias and that Mr. Jesus Diaz is the beneficial owner of 375,000 shares of common stock of Abazias.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

47.	Refer to prior comment 60. State the value of the 99,239 shares of common stock of Abazias that Mr. Christopher D. Phillips "will be transferring/selling ownership and/or control."

Answer:

The Company has revised the Registration Statement to state the value of Mr. Phillips based on the most recent closing price of Abazias’ common stock.

Security Ownership of Certain Beneficial Owners, page 90

48.	The last sentence of this section refers to the vote necessary to approve the sale of substantially all of the assets of Abazias. Please revise to refer to approval of the merger.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s Comment.

Material United States Federal Income Tax Consequences, page 901

49.
Refer to prior comment 61. The disclosures throughout this subsection continue to reflect; inaccurately the merger consideration. For example, refer to "U.S. Federal Income Tax Consequences of the Merger to U.S. Holders" on page 91, "Exchange of Abazias Stock Solely for OmniReliant Holdings, Inc. Preferred Stock" on page 92, "Character of Recognized Gain, and Loss" on page 92, "Information Reporting and Backup Withholding" on page 93, and "Reporting and Retention Requirements" on page 93. The response to prior comment 6 and disclosures elsewhere indicate that the merger consideration shall consist exclusively of 13,001,000 newly issued shares of OmniReliant's Series E zero coupon convertible preferred stock and that :no cash or fractional shares will be distributed in the merger transaction. As requested previously, revise this section in its entirety to provide clear, definitive statements on the United States federal income tax consequences of the merger reflective of the merger consideration to be received by Abazias' shareholders.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

50.
The responses to prior comments 62 and 63 indicate that OmniReliant will respond to the comments in another amendment to the registration statement. Allow us sufficient time to review the tax opinion and the related disclosure in the proxy statement/prospectus before requesting acceleration of the registration statement's effectiveness.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s Comment and included as an exhibit to the Registration statement the form of tax opinion.

Dissenter's/Appraisal Rights. page 93

51.	Refer to prior comment 64. Clarify in the second paragraph that the discussion includes the material provisions of the law pertaining to appraisal rights under the Delaware General Corporation Law.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

Where You Find More Information, page 110

52.	Refer to prior comment 77. The EDGAR system reflects that the Commission's filing number for filings by OmniReliant under the Exchange Act is 000-51599 and not 333-157256. Please revise.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment.

Financial Statements

Abazias, Inc., page F-111

53.
Please update the financial statements listed on page F-111 to be consistent with the actual financial statements provided. For example, you should remove the reference to the financial statements for the three and nine months ended September 30, 2008 as these are no longer included.

Answer:

The company has updated the financial information in accordance with the Commission’s comment.

54.
   Given that you provided the audited financial statements as of December 31, 2008 and 2007 and the related statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 2008 and 2007 beginning on page F-124, please consider removing the separate set of audited financial statements as of December 31, 2007 and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2007 and 2006.

Answer:

The Company has revised the financial statement in accordance with the Commission’s comment.

Consolidated Balance Sheet for OmniReliant Holdings, Inc., page F-123

55.	It appears that this balance sheet may have inadvertently been included on this page. Please advise or remove.

Answer:

We have removed the balance sheet in our amended filing.

Exhibit Index

56.
Refer to prior comment 48. Indicate that exhibit 2.1 is incorporated by reference to appendix A and that exhibit 2.2 is incorporated by reference to appendix B in the Form S-4 filed February 11, 2009.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s comment

57.
Indicate that exhibit 10.1 incorporates by reference to exhibit D-1 of appendix A in the Form S-4 filed February 11, 2009 the employment agreement of Mr. Oscar Rodriguez. Indicate also that the employment agreement of Mr. Jesus Diaz is incorporated by reference to exhibit D-1 of appendix A in the Form S-4 filed February 11, 2009.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s Comment.

Exhibits

58.
Refer to prior comment 75. The response to prior comment 75 indicates that OmniReliant will file the form of proxy as required by Rule 14a-6(a) of Regulation 14A by another amendment to the registration statement. As requested previously, identify the form as preliminary as required by Rule 14a-6(e)(1) of Regulation 14A. See also Rule 14a-4 of Regulation 14A.

Answer:

The Company has revised the Registration Statement in accordance with the Commission’s Comment.

Exhibit 5.1

59.	Refer to prior comment 76. Specify in the third paragraph the number of' shares of Series E preferred stock being sold under this registration statement.

Answer:

The Company has revised Exhibit 5.1 in accordance with the Commission’s Comment.

Exhibit 23.2

60.	Please arrange with Malone & Bailey, PC to have it revise its consent to address the following:

•	Fill in the date the S-4/A was filed as this date is currently blank.

•
Revise the periods covered by its report as stated in the consent to be consistent with the periods included in its report dated March 30, 2009. Specifically, the consent refers to the statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2008, December 31, 2007, and December 31, 2006 whereas the March 30, 2009 report only refers to the years ended December 31, 2008 and December 31, 2007.

Answer:

Exhibit 23.2 has been revised in accordance with the Commission’s comment.

*****

We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact me or Tara Guarneri-Ferrara at (212) 930-9700.

Very truly yours,

/s/ Darrin M. Ocasio
Darrin M. Ocasio

cc: Mr. Paul Morrison
OmniReliant Holdings
Chief Executive Officer

Mr. Oscar Rodriguez
Abazias, Inc.
President

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com